UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

EXPLANATORY NOTE

Amendment to Perceptive Credit Agreement

On January 23, 2026, SOPHiA GENETICS SA (the “Company”) entered into an amendment (the “Second Amendment”) to the Company’s existing credit agreement and guaranty with Perceptive Credit Holdings IV, LP, as lender and administrative agent, originally dated May 2, 2024 (as amended from time to time prior to the Second Amendment and by the Second Amendment, the “Perceptive Credit Agreement”).

The Second Amendment provides for, among other things, $25 million of additional term loan commitments consisting of (i) one additional $12.5 million tranche of term loan commitments (the “Tranche C Term Loans”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (the “Tranche D Term Loans”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85 million and otherwise subject to customary conditions. The Tranche C Term Loans and Tranche D Term Loans, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (as defined in the Perceptive Credit Agreement) + 6.25% and will mature in 2029.

Amendment and Restatement of Warrant Certificate

In connection with the Second Amendment, the Company amended and restated the warrant certificate (as amended and restated, the “Warrant Certificate”) in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C Term Loans under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D Term Loans under the Perceptive Credit Agreement. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. In addition, the Company is required to file, within 30 business days of each date of availability, a registration statement that registers for resale under the Securities Act the ordinary shares issuable upon exercise of the purchase rights represented by the Warrant Certificate. The Company will be required to keep such registration statements effective until all such ordinary shares have been sold, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding, or are no longer held by persons entitled to registration rights.

The foregoing description of the Second Amendment and the Warrant Certificate is qualified in its entirety by reference to the full text of the Second Amendment and the Warrant Certificate filed as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1 and 99.2, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-280060, 333-289266 and 333-289270) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date:	January 28, 2026

		By:	/s/ Daan van Well
		Name:	Daan van Well
		Title:	Chief Legal and Regulatory Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Second Amendment dated as of January 23, 2026 to the Credit Agreement dated May 2, 2024 between Perceptive Credit Holdings IV, LP and SOPHiA GENETICS SA
99.2	Amended and Restated Warrant Certificate